UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	December, 2013
Commission File Number	000-29338
CARDIOME PHARMA CORP.
(Translation of registrant's name into English)
Suite 405, 6190 Agronomy Rd Vancouver, British Columbia, V6T 1Z3, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Form 6-K is hereby filed and incorporated by reference in the Registrant's Registration Statements on Form S-8 (333-136696) and Form S-8 (333-125860).

EXPLANATORY NOTE

This Report on Form 6-K contains Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 (the "MD&A"), which was originally filed on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") on March 19, 2013. On that same date, a discussion of the Registrant's financial condition and results of operations was filed with the Securities and Exchange Commission (the "Commission") as part of its Annual Report on Form 20-F. In order to maintain consistency between the Registrant's filings with the Commission and its filings on SEDAR, the Registrant's MD&A (as filed on SEDAR on March 19, 2013) is being furnished herewith. There is no new information contained in the MD&A furnished herewith.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012.

Document 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) for the year ended December 31, 2012 is as of March 14, 2013. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated. Unless the context otherwise requires, all references to “Cardiome”, the “Company”, “we” or “us” refer to Cardiome Pharma Corp., including all of its subsidiaries.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Report on Form 20-F, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Report on Form-20F. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Report on Form 20-F, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. We have one product, BRINAVESSTM, approved for marketing in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less. Atrial fibrillation is an arrhythmia or abnormal rhythm, of the upper chambers of the heart.

Vernakalant

Exclusive global rights to the intravenous and oral formulations of vernakalant hydrochloride (“vernakalant (IV) and vernakalant (oral)” respectively) are held by Merck under two separate collaboration and license agreements. On September 25, 2012, Merck gave notice to us of its termination of both collaboration and license agreements. The terminations will be effective after the notice period pursuant to the terms of the collaboration and license agreements. Upon the effective dates of the terminations, the Company will have exclusive global rights to vernakalant (IV) and vernakalant (oral). Transition activities with Merck related to vernakalant are ongoing. Depending on the timing of these activities and regulatory approvals, the Company and Merck may agree to extend the notice periods.

Vernakalant (IV)

In 2003, we entered into a collaboration and license agreement for the co-development and exclusive commercialization of vernakalant (IV) in the United States, Canada and Mexico (collectively “North America”) with Astellas US LLC (“Astellas”). In July 2011, we announced that we granted consent for the transfer of rights for the development and commercialization of vernakalant (IV) in North America from Astellas to Merck. All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement were assumed by Merck without change. We will continue to be responsible for 25 percent of the development costs for vernakalant (IV) in North America, while Merck will be responsible for 75 percent of the development costs and future commercialization costs for vernakalant (IV) in North America pursuant to the collaboration and license agreement.

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In Q2-2009, we entered into a collaboration and license agreement for the development and exclusive commercialization of vernakalant (IV) outside of North America with Merck. Under the agreement, development efforts and expenses for vernakalant (IV) outside of North America are the responsibility of Merck.

In Q3-2012, we announced Merck will return the global marketing and development rights for vernakalant (IV). Once the rights have been returned, we will be responsible for all future development and commercialization costs for vernakalant (IV) worldwide.

Outside North America

In Q3-2009, we received a $15 million milestone payment from Merck upon the filing of a Marketing Authorisation Application (“MAA”) to the European Medicines Agency seeking marketing approval for vernakalant (IV) in the European Union. In Q2-2010, we announced final results from the Phase 3 European Comparator Study (the “AVRO study”) which showed the superiority of vernakalant (IV) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration. In the Asia-Pacific region, Merck initiated a Phase 3 trial in Q3-2010 that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained. This study is currently suspended pending the return of rights from Merck. In Q3-2010, we announced that vernakalant (IV), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less. As a result of the European marketing approval, we received a $30 million milestone payment from Merck. In 2011, BRINAVESS was granted marketing approval in several countries outside of the European Union. Also in 2011, Merck initiated SPECTRUM, a post-approval safety study. This study is ongoing and we intend to continue this study upon the return of rights from Merck.

BRINAVESS™ has been commercially launched by Merck in a number of countries where it is approved for marketing. We intend to continue to advance the launch of BRINAVESS worldwide and to provide continued access to the product starting in the second quarter of 2013. We have hired key sales personnel in Germany and intend to build a select presence in certain markets in Europe where BRINAVESS™ is launched.

North America

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (IV). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4.

In 2006, our former partner, Astellas, submitted an NDA for vernakalant (IV) to the FDA seeking approval to market vernakalant (IV) in the United States for the conversion of atrial fibrillation. In Q3-2008, we announced that Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. In Q3-2009, we announced that, following extended discussions with the FDA, Astellas was undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009. In Q4-2010, we announced that Astellas suspended patient enrolment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue; however, the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study. In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (IV) in North America. Merck and the FDA have terminated the ACT 5 trial. Merck has begun discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. Upon the return of rights from Merck, we intend to continue these discussions with the FDA.

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Vernakalant (oral)

In 2006, we announced positive results from a Phase 2a pilot study. A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008. In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally. Pursuant to the collaboration and license agreement, all development efforts and expenses for vernakalant (oral) are the responsibility of Merck. In Q4-2010, we announced that Merck’s current review of vernakalant (oral) was completed, and that Merck had confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011. In November 2011, we announced that Merck completed an additional multiple rising-dose Phase 1 study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that an additional Phase 1 trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures was initiated in 2011. This trial was successfully completed in February 2012. In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral). In Q3-2012, we announced Merck will return the global marketing and development rights for vernakalant (oral). Once the rights have been returned to us, we will evaluate the appropriate development path for vernakalant (oral) and will be responsible for all future development and commercialization costs.

CORPORATE DEVELOPMENT

Merck’s return of rights for Vernakalant (IV) and Vernakalant (oral)

In March 2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral). In September 2012, Merck gave notice to us of its termination of both collaboration and license agreements. The terminations will be effective after the notice periods pursuant to the terms of the collaboration and license agreements. The transition of vernakalant from Merck to us is a multi-step process and the activities relating to this transition is ongoing. We expect these activities to continue throughout 2013. Depending on the timing of transition activities and regulatory approvals, we and Merck may agree to extend the notice periods. Upon the effective dates of the terminations, we will have exclusive global rights to vernakalant (IV) and vernakalant (oral).

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We will be purchasing from Merck $3 million of vernakalant (IV) finished goods inventory as well as active pharmaceutical ingredients (“API”) for vernkalant (IV) and vernakalant (oral) in 2013. We expect the vernakalant (IV) materials would support ongoing commercialization of BRINAVESS™. Vernakalant (oral) API is expected to be sufficient to support potential clinical trials that may be conducted in the foreseeable future.

We are also in the process of establishing a small, direct sales force to promote BRINAVESS™ product sales in Europe and we will begin planning our regulatory strategy to further develop both intravenous and oral vernakalant in order to achieve its maximum potential in the treatment of atrial fibrillation.

Long-term debt settlement

In January 2012, we received an advance of $25 million from Merck pursuant to a $100 million secured, interest-bearing credit facility granted to us under the collaboration and license agreement with Merck. We may, at our option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2017.

In September 2012, Merck gave notice to us of its termination of the collaboration and license agreement. As a result of the notice of termination, Merck does not have an obligation to make further advances to us under the credit facility. Terms of the existing advances made under the credit facility remain the same as prior to the notice of termination of the collaboration and license agreement.

In December 2012, we reached an agreement with Merck to settle our debt obligation. Under the terms of the settlement agreement, we will pay Merck $20 million on or before March 31, 2013 to settle our outstanding debt of $50 million plus accrued interest of $2 million owed to Merck. The settlement between us and Merck will terminate the credit facility and, upon payment of the $20 million settlement amount, will release and discharge the collateral security taken in respect of the advances under the line of credit. Interest also ceased to accrue from the effective date of the settlement agreement. Prior to year-end, the settlement agreement was amended, which allowed us to pay $7 million of the $20 million settlement amount to Merck, settling $17.5 million of the original outstanding debt obligation of $50 million and $0.7 million of accrued interest. We recorded a gain on debt settlement of $11.2 million in 2012.

Subsequent to year end, the settlement agreement was further amended, allowing us to pay the remaining balance of the settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13 million of the debt settlement amount to Merck, resulting in an additional gain on debt settlement of $20.8 million. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

Restructuring

On March 19, 2012, we reduced our workforce in response to Merck’s decision to discontinue further development of vernakalant (oral). On July 9, 2012, we further reduced our workforce by eliminating positions focused on internal research activities along with certain supporting functions. We expect costs relating to employee severance and benefit arrangements, net of reversal of $0.3 million of stock-based compensation relating to forfeiture of unvested options by terminated employees, to total $5.6 million. Such costs have been fully recognized in the year ended December 31, 2012, and have been included as part of restructuring in our Consolidated Statements of Operations and Comprehensive Loss. We expect all payments for employee termination benefits to be made by the end of the first quarter of 2013.

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As a result of the workforce reductions, we exited redundant leased facilities and terminated certain contracts. Idle-use expense and other charges recognized in the year ended December 31, 2012 were $3.8 million. These charges included $0.3 million of lease termination costs settled by the issuance of common shares and other non-cash items, and were partially offset by the immediate recognition of $0.4 million of deferred leasehold inducement. The idle-use expense and other charges have been included as part of restructuring in our Consolidated Statements of Operations and Comprehensive Loss. We expect all payments for idle-use expense and other charges to be settled by the end of the second quarter of 2013, with the exception of the liability associated with our redundant leased facility, which will be substantially settled by the end of the first quarter of 2014.

For the year ended December 31, 2012, we recorded impairment charges of $0.7 million on leasehold improvements and certain computer and office equipment impaired as a result of workforce reductions. We also accelerated our depreciation of leasehold improvements on certain leased facilities terminated in advance of the expiration date and included these charges as part of amortization in our Consolidated Statements of Operations and Comprehensive Loss.

Management Change

On July 3, 2012, we announced that CEO Doug Janzen has left the Company. Dr. William Hunter, a member of the Company’s board of directors, has been appointed interim CEO.

On September 20, 2012, we announced the appointment of Jennifer Archibald as CFO following the resignation of Curtis Sikorsky.

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CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (IV)	FDA New Drug Application (NDA)	Approvable letter received in 2008	$ 102.5

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study Phase 3 ACT 5 study Post approval study	Patient enrollment initiated in Q3-2010 Suspended pending transition Study terminated Spectrum (post approval safety study) initiated in 2011 Study continuing
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	109.4

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD study completed 28-day Phase 1 trial completed
Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	18.1

The following provides a description of our clinical development efforts for each of our projects during the quarter:

Vernakalant (IV)

As a result of Merck’s notice of termination of our collaboration and license agreements for vernakalant (IV) during Q3-2012, the Phase 3 Asia Pacific study has been suspended pending the return of rights. Merck will continue to support SPECTRUM, the post approval study, until its transition to us is complete.

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Vernakalant (oral)

In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral). Given Merck’s notice of termination of our collaboration and license agreement for vernakalant (oral) during Q3-2012, we will evaluate the appropriate development path for vernakalant (oral) once the rights are returned to us.

Other Projects

We continue to support pre-clinical research and development work externally through collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, and even responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 51-102 or other applicable securities legislation or in reports filed or submitted by us under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ and the SEC’s rules and forms.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012 and concluded that such disclosure controls and procedures were effective as of December 31, 2012 and provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations) and has designed and maintained such internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Due to its inherent limitations, no matter how well an internal control system is designed and operated, it can provide reasonable, but not absolute assurance that it will prevent or detect misstatements from occurring in the financial statements.

As of December 31, 2012, management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

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There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, clinical trial accounting, revenue recognition, and stock-based compensation expense.

There were no material changes to our critical accounting estimates during the year ended December 31, 2012, from those disclosed in the MD&A for the year ended December 31, 2011.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2012.

Revenue Recognition

We earn revenue from collaboration arrangements that provide for non-refundable payments as follows:

•	upfront fees at the commencement of the arrangement;
•	milestone payments upon meeting certain milestones as contained in the related collaboration arrangements; and
•	fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

We also earn royalty revenue from one of our collaboration and license agreements from the commercial sale of an approved product.

The upfront fees are deferred and amortized straight-line over the expected term of our continued involvement in the research and development process. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and are collectible. Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

Fees based on the number of full time research staff assigned to the related research activities and the recovery of related research and development costs are recognized in income to the extent the services are performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.

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Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms and when royalties from our collaborative partner are determinable and collectibility is reasonably assured, such as upon the receipt of a royalty statement from our collaborative partner.

Collaboration arrangements entered into by us may be revenue arrangements with multiple deliverables. We review multiple deliverable arrangements and treat elements as separate units of accounting if the following criteria are met:

•	delivered item(s) has standalone value; and
•	if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the vendor

Revenue is allocated among the separate units at inception based on their relative selling price. If vendor-specific objective evidence or third-party evidence of selling price does not exist then revenue is allocated using estimated selling prices of deliverables. Revenue from a multiple deliverable arrangement is recognized as a single unit of accounting when the elements in the arrangement do not meet the criteria for separation. Revenue recognized as a single unit of accounting during the period of ongoing involvement is deferred and amortized on a straight-line basis over the period of ongoing involvement. To the extent that we are entitled to upfront, milestone or other lump-sum payments during the period of ongoing involvement, the payments are deferred and amortized on a straight-line basis over the remaining period of ongoing involvement. During this period, we will recognize revenue prospectively from the time milestone payments are achieved, services are performed or delivery criteria are met. Changes in estimates are recognized prospectively when changes to the expected term are determined. Subsequent to the period of our ongoing involvement, milestone payments and fees based on the number of full time research staff will be recognized as detailed above.

Clinical Trial Accounting

We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial. These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities. We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period: the level of patient enrolment, the level of services provided and goods delivered, the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.

If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials. Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

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Changes in Significant Accounting Policies

Fair Value Measurements:

On January 1, 2012, we prospectively adopted amendments issued by the Financial Accounting Standards Board (FASB) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). These amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. The adoption of the amendments did not have a material impact on our financial position, results of operations or cash flows for the periods presented.

Comprehensive Income:

On January 1, 2012, we prospectively adopted amendments issued by the FASB on the presentation of comprehensive income. The amendments give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the amendments did not have a material impact on the presentation of our results of operations for the periods presented.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data prepared in accordance with U.S. GAAP for our last three fiscal years:

(in thousands of U.S. dollars)	For the Years Ended December 31
	2012	2011	2010
Revenue	$789	$1,505	$66,064
Net income (loss)	(18,315)	(27,920)	35,499
Basic and diluted income (loss) per common share	(0.30)	(0.46)	0.58
Total assets	$44,793	$54,035	$82,324
Debt obligation	32,500(1)	25,445(2)	25,486(2)

(1)	As at December 31, 2012, debt obligation represents outstanding advances from Merck. Pursuant to the debt settlement agreement, this balance will be settled when we pay the remaining settlement amount of $13 million on or before March 31, 2013. If the settlement amount is not paid by March 31, 2013, the remaining amounts outstanding under the facility become immediately due and payable. Consequently, the entire outstanding balance has been classified as current as at December 31, 2012. Subsequent to year end, on March 1, 2013, the Company paid the remaining $13 million of the debt settlement amount to Merck, extinguishing all outstanding debt obligations.
(2)	Amounts as at December 31, 2011 and 2010 represents tenant inducements and a $25.0 million advance from Merck.

We have not declared any cash dividends since inception.

Our revenue in fiscal 2012 decreased compared to fiscal 2011 primarily due to lower research collaborative fees resulting from reduced research and development activities with our collaborative partner in 2012. Revenue in 2010 was significantly higher due to a $30 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (IV) and the recognition of revenue from upfront and other payments received pursuant to our collaboration and license agreement with Merck.

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Net loss in fiscal 2012 was lower than fiscal 2011 primarily due to the recognition of an $11.2 million gain on the settlement of debt owing to Merck. Research and development as well as general and administration expenses were also lower in fiscal 2012 compared to fiscal 2011; however, the decrease in operating expenses in fiscal 2012 was mostly offset by charges incurred relating to our restructuring activities. Net income recorded in 2010 was due to higher revenue from the upfront and milestone payments, as well as the sale of clinical supplies pursuant to the collaboration and license agreement with Merck.

The decrease in total assets in fiscal 2012 compared to fiscal 2011 was mostly due to the lower cash and cash equivalents balance, and the write-off of our property and equipment as a result of our restructuring activities. Our cash and cash equivalents balance in 2012 was lower compared to 2011 due to the use of cash in our operations and a $7 million repayment of debt owing to Merck in December 2012, partially offset by a $25 million advance received from Merck pursuant to a credit facility in January 2012. Total assets in fiscal 2010 were higher as a result of a higher cash and cash equivalents balance from a $25 million advance from Merck, as well as a $30 million milestone payment.

RESULTS OF OPERATIONS

We recorded a net loss of $18.3 million ($0.30 loss per share) for the year ended December 31, 2012, compared to net loss of $27.9 million ($0.46 loss per share) for the year ended December 31, 2011.

During fiscal 2012, we reduced our workforce by eliminating positions focused on internal research activities along with certain supporting functions. As a result of the workforce reductions, we have exited redundant leased facilities and terminated certain contracts. Total restructuring charges incurred during the year was $10.0 million. The net loss for fiscal 2012 was due to restructuring charges, expenditures spent on clinical development efforts and pre-clinical research projects, as well as other operating costs. The loss in 2012 was partially offset by the recognition of an $11.2 million gain on the settlement of debt due to Merck. The net loss for fiscal 2011 was largely due to expenditures incurred on clinical development efforts, pre-clinical research projects and other normal operating costs.

In 2013, we expect to continue to incur a net loss as our expenses are expected to continue to be greater than our revenues from the sale of BRINAVESS™, as well as licensing, research collaborative and other fees.

Revenue

Total revenue for fiscal 2012 was $0.8 million, a decrease of $0.7 million from $1.5 million in fiscal 2011. Total revenue is comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.

Licensing and other fees represent recognition of revenue related to upfront payments, milestone payments, royalties, and other fees from our collaborative partners. Licensing and other fees of $0.5 million for fiscal 2012 were consistent with 2011.

We do not expect royalty revenue to be significant in the future. However, we will begin earning revenue from the sale of the product in 2013.

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Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. We recorded research collaborative fees of $0.3 million in fiscal 2012 and $1.1 million in fiscal 2011. The decrease in research collaborative fees in 2012 was mostly due to reduced research and development activities with our collaborative partner in 2012.

Research collaborative fees are not expected to be significant in the future as a result of the termination of the collaboration and license agreements with Merck.

Research and Development Expenditures

(in thousands of U.S. dollars)	For the Years Ended December 31
	2012	2011
Clinical Development Programs
Vernakalant (IV)	$ 723	$ 5,382
Vernakalant (oral)	68	799
GED-aPC	63	361
	$ 854	$ 6,542
Research Projects
Other projects (including pre-clinical studies)	5,163	8,682
Total research and development expenditures	$ 6,017	$ 15,224

Research and development (“R&D”) expenditures were $6.0 million for fiscal 2012 as compared to $15.2 million for fiscal 2011. R&D expenditures consist of clinical development expenditures and research expenditures.

Clinical Development Expenditures

Clinical development expenditures primarily consist of wages and benefits (including stock-based compensation), contract service agreement costs and consulting fees relating to our clinical stage development programs.

Clinical development expenditures for fiscal 2012 were $0.9 million as compared to $6.5 million for fiscal 2011. The decrease of $5.6 million in expenditures was primarily due to reduced costs for vernakalant (IV) as a result of the termination of the ACT 5 trial.

In 2013, we expect our clinical development expenditures to increase as the return of the global rights for vernakalant from Merck will require us to take on the cost of the post-approval safety study and costs relating to the Asia-Pacific study.

Research Expenditures

Research expenditures primarily consist of wages and benefits (including stock-based compensation), material & lab costs, consulting fees, and contract research agreement costs relating to our pre-clinical and early stage research projects.

Research expenditures for fiscal 2012 were $5.2 million as compared to $8.7 million for fiscal 2011. The decrease of $3.5 million in expenditures was primarily due to the restructuring initiatives which eliminated our internal research activities.

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In 2013, we will continue to support the research of our pre-clinical and early stage projects externally through our collaborative partners. However, these costs are expected to be significantly lower than the research expenditures incurred in 2012.

General and Administration Expenditures

General and administration (“G&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees.

G&A expenditures for fiscal 2012 were $9.6 million as compared to $11.5 million for fiscal 2011. The decrease in G&A expenditures was primarily due to a decrease in wages and benefits as a result of our workforce reductions in 2012. The decrease in G&A expenditures was partially offset by an increase in stock-based compensation expense related to stock options granted to employees in Q3 and Q4 2012.

Although our restructuring efforts will lower our G&A expenditures, we expect our overall G&A expenditures to increase in 2013 as compared to 2012 as a result of our transition activities with Merck, worldwide sales and marketing efforts, as well as the related administrative costs required to support the commercialization of BRINAVESS™.

Restructuring

Restructuring consists of employee termination benefits, idle-use expense, asset impairments, and other charges.

Restructuring charges for the year ended December 31, 2012 were $10.0 million, and related primarily to the workforce reductions in March and July of 2012 and the exit of redundant leased facilities in Q3-2012.

The restructuring activities were substantially completed in 2012, and we expect additional restructuring charges in 2013, if any, to be minimal.

Other Income and Expense

Other income and expense consists primarily of interest expense on our $50 million advance from Merck, sublease income, as well as foreign exchange gains (losses) attributable to the translation of foreign currency denominated net monetary assets into our functional currency at period end.

Interest expense for fiscal 2012 was $4.3 million as compared to $2.2 million in fiscal 2011. The increase in interest expense was due to a higher outstanding balance owing to Merck during fiscal 2012.

Other income for fiscal 2012 and 2011 were $0.7 million and $0.8 million, respectively.

In fiscal 2012, we also recorded an $11.2 million gain on the settlement of debt owed to Merck.

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QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with U.S. GAAP:

(In thousands of U.S. dollars except per share amounts)	Quarter ended
	December 31, 2012	September 30, 2012	June 30, 2012 (Restated)(1)	March 31, 2012 (Restated)(1)
Total revenue	$84	$63	$209	$433
Research and development	385	449	2,255	2,928
General and administration	2,356	2,496	2,207	2,552
Restructuring	35	9,036	165	804
Gain on settlement of debt	11,218	—	—	—
Net income (loss)	$7,744	$(13,412)	$(5,677)	$(6,970)
Income (loss) per share
Basic and diluted	$0.13	$(0.22)	$(0.09)	$(0.11)

(In thousands of U.S. dollars except per share amounts)	Quarter ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011

Total revenue	$401	$274	$443	$387
Research and development	3,442	3,903	4,073	3,806
General and administration	2,095	2,764	3,466	3,224
Net loss	$(5,898)	$(7,153)	$(7,723)	$(7,146)
Loss per share
Basic and diluted	$(0.10)	$(0.12)	(0.13)	(0.12)

(1) Restatement relates to the reclassification to restructuring of employee termination benefits related to the Q1-2012 workforce reduction.

Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Research and Development Expenditures:

The timing of clinical trials and research work performed resulted in the variations in R&D expenditures with the exception of the last half of fiscal 2012. The significant decrease in R&D expenditures in the second half of 2012 was due to the elimination of the internal research function.

General and Administration Expenditures:

The timing of stock option grants, consulting fees and corporate costs resulted in the variations in G&A expenditures. The decrease in G&A expenditures in the last quarter of 2012 was due to lower office costs as a result of our exit from redundant leased facilities.

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Restructuring:

The timing of the workforce reductions during the year and the idle-use expense in Q3-2012 resulted in the variations in restructuring cost.

Gain on settlement of debt:

The debt settlement agreement with Merck in Q4-2012 and the partial payment of the settlement amount before year end resulted in the gain on settlement of debt.

Net income (loss)

The timing of our revenue and expenses discussed above resulted in the variations in net income (loss). In Q4-2012, our net income was also affected by the $11.2 million gain on the settlement of debt owed to Merck.

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FOURTH QUARTER 2012 COMPARED TO FOURTH QUARTER 2011

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share amounts)	For the Quarter Ended December 31
	2012	2011
Revenue
Licensing and other fees	$ 84	$ 81
Research collaborative fees	-	320
	84	401
Expenses
Research and development	385	3,442
General and administration	2,356	2,095
Restructuring	35
Amortization	249	270
Gain on disposition of property and equipment	(148)	-
Loss on write-down of intangible assets	-	95
	2,877	5,902
Operating loss	(2,793)	(5,501)
Other expenses (income):
Interest expense	885	559
Gain on settlement of debt	(11,218)	-
Other income	(161)	(148)
Foreign exchange gain	(43)	(14)
	(10,537)	397
Net income (loss) for the period	7,744	(5,898)
Deficit, beginning of period	(313,263)	(281,306)
Deficit, end of period	$ (305,519)	$ (287,204)
Basic and diluted income (loss) per share	$ 0.13	$ (0.10)
Weighted average number of common shares Basic Diluted	61,700,524 61,713,896	61,129,091 61,129,091

Revenue of $0.1 million in Q4-2012 decreased by $0.3 million as compared to the same period in Q4-2011 due to lower research collaborative fees. Research and development activities with our collaborative partner decreased in Q4-2012 as a result of Merck’s pending termination of the collaboration agreement.

R&D expenditures of $0.4 million in Q4-2012 decreased by $3.0 million as compared to the same period in 2011 due to the elimination of the internal research function.

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G&A expenditures were $2.4 million in Q4-2012. The increase of $0.3 million compared to the same period in 2011 was primarily due to the timing of certain employee-related accruals.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during fiscal 2012 were financed mainly by working capital carried forward from the preceding fiscal year and advances under our credit facility with Merck.  Further advances under our credit facility with Merck are no longer available as a result of Merck’s notice of termination of our collaboration and license agreement. At December 31, 2012, including the current debt obligation to Merck of $32.5 million, we had working capital of $6.1 million, compared to $47.2 million at December 31, 2011. We had available cash reserves comprised of cash and cash equivalents of $41.3 million at December 31, 2012 compared to $48.6 million at December 31, 2011.

Subsequent to year-end, on March 1, 2013, we paid the remaining $13 million of the debt settlement amount under our settlement agreement with Merck. This final payment extinguishes all of our outstanding debt obligations of $32.5 million, which was classified as a current liability as at December 31, 2012. As a result of our debt settlement, our working capital has increased significantly from the working capital as at December 31, 2012.

We believe that our cash position and the anticipated cash inflows from the sale of BRINAVESS™ will be sufficient to finance our operational and capital needs for at least 24 months.  Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials and commercialization efforts, fees from collaborative and license arrangements with third parties and from strategic opportunities. Our cash reserves will continue to fund external research efforts, the development and commercialization of vernakalant, and operational as well as strategic activities.

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Years Ended December 31
	2012	2011
Cash used in operating activities	$ (25,098)	$ (27,609)
Cash used in investing activities	(433)	(1,019)
Cash provided by financing activities	18,070	358
Effect of foreign exchange rate on cash and cash equivalents	84	26
Net decrease in cash and cash equivalents	$ (7,377)	$ (28,244)

Cash used in operating activities in fiscal 2012 was $25.1 million, a decrease of $2.5 million from cash used in operating activities of $27.6 million in fiscal 2011. The decrease in cash used was primarily due to lower operating expenses in 2012, offset by restructuring expenses.

Cash used in investing activities in fiscal 2012 and 2011 of $0.4 million and $1.0 million, respectively, related to the purchase of equipment and incurrence of patent costs.

Cash provided by financing activities was $18.1 million in fiscal 2012, as compared to $0.4 million in fiscal 2011. In 2012, we received a $25.0 million advance from Merck, which was partially offset by a $7.0 million repayment of debt owed to Merck. In 2011, cash provided by financing consisted mainly of proceeds from employee stock option exercises.

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Contractual Obligations

As of December 31, 2012, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2013	2014	2015	2016	2017	There-after	Total
Debt obligation(1)	$33,834	Nil	Nil	Nil	Nil	Nil	$33,834
Material purchases(2)	3,000	Nil	Nil	Nil	Nil	Nil	3,000
Operating lease obligations	614	208	Nil	Nil	Nil	Nil	822
Other commitments	421	253	126	Nil	Nil	Nil	800
Total	$37,869	$461	$126	Nil	Nil	Nil	$38,456

(1)	Under the original terms of the line of credit, we received two $25 million advances from Merck, which must be repaid in full by December 31, 2016 and December 31, 2017, respectively. Pursuant to the debt settlement agreement with Merck entered into in December 2012, we will pay $20 million on or before March 31, 2013 to settle the entire $50 million outstanding debt obligation. Interest ceased to accrue on the effective date of the settlement agreement. Prior to year-end, the settlement agreement was amended, which allowed us to pay $7 million of the $20 million settlement amount, settling $17.5 million of the outstanding debt obligation plus $0.7 million of accrued interest. This balance represents outstanding principal of $32.5 million and interest accrued to the effective date of the settlement agreement of $1.3 million. Subsequent to year end, the settlement agreement was further amended, allowing us to pay the remaining balance of the settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13 million of the settlement amount, extinguishing all outstanding debt obligations to Merck.
(2)	Pursuant to the debt settlement agreement with Merck, we are committed to purchase $3 million of vernakalant (IV) finished goods inventory as well as active pharmaceutical ingredients for vernakalant (IV) and vernakalant (oral) in 2013.

Outstanding Share Capital

As of March 14, 2013, there were 62,351,691 common shares issued and outstanding, and 5,299,909 common shares issuable upon the exercise of outstanding stock options (of which 3,672,249 were exercisable) at a weighted average exercise price of CAD $2.76 per share.

NASDAQ LISTING

Our common shares began trading on The NASDAQ Capital Market on October 26, 2012, after the NASDAQ Listing Qualifications Staff (“Staff”) approved our request to transfer of our listing from The NASDAQ Global Market. On October 31, 2012, we were also granted an additional 180-day period in which to regain compliance with the minimum $1.00 bid price per share requirement.

The Staff’s determination to grant the additional 180 day compliance period was based on our meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the bid price requirement, and our written notice of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

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Subsequent to year-end, we provided notice to our shareholders of a special meeting of shareholders scheduled for April 3, 2013. At the meeting, we will be asking our shareholders to authorize the Board of Directors to effect, in its discretion, a share consolidation of the outstanding common shares, at a consolidation ratio of up to ten (10) common shares being consolidated into one (1) common share, by amending our articles of incorporation, subject to the Board’s authority to decide not to proceed with the share consolidation.

RELATED PARTY TRANSACTIONS

Prior to October 15, 2012, a partner of a law firm served as our corporate secretary. Services provided by the law firm primarily related to general corporate matters. Amounts charged for these services were recorded at their exchange amounts and were subject to normal trade terms. Total expenses for services provided for year ended December 31, 2012 were $0.8 million (12 months ended December 31, 2011 - $0.6 million). Amounts included in 2012 related to services rendered until the date the partner ceased to serve as our corporate secretary. As at December 31, 2011, included in accounts payable and accrued liabilities was $0.1 million owing to the law firm.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2012, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We were subject to interest rate fluctuations on our line of credit from Merck. However, interest on the U.S. dollar denominated debt ceased to accrue on the effective date of the debt settlement agreement entered into in December 2012, eliminating our interest rate fluctuation exposure on our debt. The remaining debt balance was settled subsequent to year end.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)
Date:	December 12, 2013	By:	/s/ Jennifer Archibald
Name: Jennifer Archibald Title: Chief Financial Officer